SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-30391

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________

PART I
REGISTRANT INFORMATION

OSL HOLDINGS, INC.
(Full Name of Registrant)

(Former Name if Applicable)
60 Dutch Hill Road, Suite 15
(Address of Principal Executive Office (Street and Number))
Orangeburg, NY 10962
(City, State and Zip Code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

OSL Holdings, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended August 31, 2012 (the “Annual Report”) by the November 29, 2012 filing deadline applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended August 31, 2012 to be incorporated in the Annual Report. The Registrant expects to file its Annual Report within the fifteen calendar day period following the prescribed due date of the Annual Report.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric Kotch	(845)	363-6776
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☐ Yes ☒] No

The Registrant has determined that it has not filed Current Reports on Form 8-K with respect to the following matters during the preceding 12 months:

●	Event dated November 15, 2011 regarding the issuance of an unsecured convertible note in the principal amount of $37,500.

●	Event dated January 20, 2012 regarding the issuance of an unsecured convertible note in the principal amount of $32,500.

●	Event dated February 20, 2012 regarding the issuance of an unsecured note in the principal amount of $67,365.

●	Event dated April 10, 2012 regarding the issuance of a convertible promissory note in the principal amount of $50,000.

●	Event dated June 15, 2012 regarding the issuance of an unsecured convertible note in the principal amount of $53,500.

●	Event dated July 17, 2012 regarding the issuance of an unsecured convertible note in the principal amount of $27,500.

The Registrant is currently evaluating whether any additional reports were required to be filed that were not so filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to show a net loss of approximately $2.4 million for the fiscal year ended August 31, 2012 (the “2012 Fiscal year”), compared to a net loss of approximately $200,000 for the period from September 16, 2010 (inception) to August 31, 2011 (the “2011 Fiscal Period”), and a net loss per common share of (0.04) compared to (0.00) per share for the 2011 Fiscal Period.

OSL Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 30, 2012	By:	/s/ ERIC KOTCH
Eric Kotch
Chief Financial Officer